EXHIBIT (12)
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

	Years ended June 30
Amounts in millions	2015	2014	2013	2012	2011
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$11,843	$14,320	$14,270	$12,111	$14,305
Fixed charges (excluding capitalized interest)	842	928	899	1,000	1,052
TOTAL EARNINGS, AS DEFINED	$12,685	$15,248	$15,169	$13,111	$15,357

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$693	$789	$754	$844	$888
1/3 of rental expense	166	174	171	176	170
TOTAL FIXED CHARGES, AS DEFINED	$859	$963	$925	$1,020	$1,058

RATIO OF EARNINGS TO FIXED CHARGES	14.8x	15.8x	16.4x	12.9x	14.5x